Exhibit 99.1

August 29, 2022

STRICTLY PRIVATE AND CONFIDENTIAL

Cepton, Inc.

399 West Trimble Road

San Jose, CA 95131

Attention: Dr. Jun Pei (Chairman of the Board, President and Chief Executive Officer)

Re: Non-Binding Indication of Interest

Ladies and Gentlemen:

On behalf of KOITO MANUFACTURING CO., LTD. (“Koito”, “we”, “our” or “us”), we are pleased to submit our non-binding, preliminary letter of intent (this “Letter of Intent”) regarding a potential equity investment in Cepton, Inc. (“Cepton” or the “Company”), by Koito or one or more of its subsidiaries and affiliates (the “Potential Transaction”) with the intention of strengthening the Company’s financial position and driving the global value of its LiDAR business. We remain interested in the long-term success of Cepton and intend to support the funding needs of the Company through our proposed investment. With a history of collaboration dating back to 2017, Cepton has been a valued partner of Koito, as represented by our previous capital investments in the Company including $50 million in 2020 and an additional $50 million in 2022.

This Letter of Intent is for discussion purposes only, does not contain all matters upon which agreement must be reached for the Potential Transaction to be consummated, and is not intended to, and does not create any legally binding obligations between the parties.

1.	Non-Binding Potential Transaction

Koito, directly or via a wholly-owned subsidiary of Koito, will purchase convertible non-voting preferred securities (the “CPS”) convertible into Cepton common stock for an aggregate subscription price of up to $100 million. The conversion price of the CPS will be equal to (a) the lesser of (i) $1.50 and (ii) Cepton’s 5-day volume-weighted average price (VWAP) for the period prior to the closing date plus (b) a certain premium, subject to further discussions.

The issuance of the CPS will be subject to the approval of the holders of Cepton common stock. Upon completion of our due diligence review and mutual agreement on the material terms of the Potential Transaction, we would seek the necessary internal approvals. The CPS will be convertible at the option of the holder at any time upon notice to the Company and will include customary terms and conditions including, without limitation, a preferred dividend, liquidation preferences, protective provisions, and anti-dilution protections.

If the Company requires financing prior to the shareholder approval for the Potential Transaction, Koito would be willing to discuss with the Company possible interim measures.

The Potential Transaction will be conditional upon negotiation and execution of definitive documentation, which will include terms and conditions described herein.

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2.	Key Assumptions and Terms

Our principal assumptions and terms for the Potential Transaction, subject to confirmation via our due diligence review and discussions with Cepton’s management team and advisors, include:

a)	Koito will be entitled to nominate a number of members of the Company’s board of directors proportionate to the percentage of shares of Company common stock held by Koito on an as-converted basis;

b)	Koito will receive customary governance and other protections for an investment of this size, to be determined through negotiation, and as will be separately agreed in the definitive transaction agreements;

c)	Koito will receive customary registration rights including demand and piggyback registrations;

d)	Koito will receive customary access to periodic management and financial reporting in addition to such reports that Koito is currently receiving as a shareholder of the Company; and

e)	Each party shall cover its own expenses incurred in connection with the Potential Transaction.

We expect that the definitive transaction agreements will contain representations, warranties, covenants, indemnities and other provisions that are customary for a transaction of this size and nature, and that the consummation of the Potential Transaction will be subject to customary closing conditions, including receipt of all applicable regulatory, organizational and third party approvals and other conditions that may be identified in due diligence review.

3.	Exclusivity

Koito is prepared to engage in due diligence immediately and would like to engage in exclusive discussions with Cepton with respect to the Potential Transaction. In recognition of this, we expect such exclusivity for a period of 60 days. This exclusivity arrangement shall be separately agreed in a separate exclusivity agreement between Cepton and Koito.

4.	Financing Certainty

Koito does not require third party financing for the Potential Transaction and intends to fund the Potential Transaction out of existing resources including cash on hand. Koito’s consolidated cash balance as of June 30, 2022 was JPY 327 billion (c. $2.4 billion).

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5.	Material Conditions for Signing

Signing of the Potential Transaction is subject to the following principal conditions:

a)	Satisfactory completion of a due diligence review (please see item 6. below);

b)	Negotiation and agreement of transaction structure and transaction documentation. The definitive transaction documentation will contain customary representations and warranties, covenants, indemnities, and closing conditions common for transactions of this type; and

c)	Approval of the Potential Transaction by the boards of directors of both Koito and Cepton.

6.	Due Diligence

We will need to complete our due diligence review within the timing specified in section 7 of the Letter of Intent and prior to finalizing the terms of the Potential Transaction, Koito is prepared to engage in due diligence immediately and our review would include but is not limited to, meetings with Cepton’s senior management and other customary legal, intellectual property, regulatory, financial and accounting diligence. It would be our goal to conduct such review in a manner that is both efficient and informative, while at the same time minimizing disruption to Cepton and its employees. We are prepared to immediately commence our due diligence review and envision a period of 30 days to complete our due diligence review for the Potential Transaction. We confirm our availability and readiness to commence the next step of the Potential Transaction at your earliest convenience.

7.	Confirmation of Timing

We intend to close the Potential Transaction as soon as practicable after the execution of definitive agreements, subject to confirming (in due diligence) the timing to satisfy required closing conditions, assuming the parties fully co-operate with each other and use commercially reasonable efforts to obtain necessary consent and approvals. Below is an envisaged timeline for the Potential Transaction:

a)	Koito expects to complete our due diligence review in 30 days, assuming we are provided with substantial and reasonable access to the Company, its management, and any required due diligence materials;

b)	Koito will prepare the term sheet, securities purchase agreement and other relevant definitive agreements for the Potential Transaction. Koito is prepared to negotiate and finalize the definitive agreements in parallel with the due diligence period described above;

c)	Koito will obtain board approval concerning the Potential Transaction immediately after agreeing on the terms and conditions of the definitive agreements and execute such definitive agreements; and

d)	The Company and Koito will close the Potential Transaction as soon as practicable following the execution of the definitive agreements and the receipt of all required governmental and other approvals (to be identified during due diligence).

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8.	Investment Decision Process and Approvals

We have obtained board approval for the submission of this Letter of Intent. To execute any definitive agreements, the formal approval of our board of directors will be required, which we expect will be forthcoming upon the successful completion of a due diligence review and finalization of documentation. It is our intention to complete the Potential Transaction as soon as practically possible after a satisfactory due diligence review, determination of transaction structure, and negotiation of definitive agreements.

9.	General

This Letter of Intent is an expression of our interest and does not constitute an agreement with Cepton. This Letter of Intent shall be non-binding on the parties. The terms of any binding agreement would be set forth in definitive documentation in form and substance satisfactory to the parties thereto and executed and delivered by them.

We note that because our communications in respect of this Potential Transaction may be considered material nonpublic information with respect to Koito and the Company, representatives of the Company may be prohibited by applicable securities laws from trading, or making disclosures to others that might result in trading, in securities of Koito with knowledge of such information.

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We wish to express our appreciation for your consideration and reiterate our interest and intent toward constructive discussions and the Potential Transaction. Accordingly, we await your response to this Letter of Intent.

Yours sincerely,

KOITO MANUFACTURING CO., LTD.

By:	/s/ Michiaki Kato

Name:	Michiaki Kato

Title:	President and COO

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